For Immediate Release

October 2, 2002

Press Release

KeyWest Energy Closes $60 Million Purchase

Calgary, Alberta:  KeyWest Energy Corporation advises that it has closed a previously-announced $60 million purchase in central Alberta in close proximity to existing KeyWest production.  The property currently produces 2,000 barrels of oil equivalent per day (boepd) which is 94% light oil. The independent engineering firm of Gilbert Laustsen Jung Associates Ltd. has assigned total reserves of 7.4 million barrels of oil equivalent to the property which produces from the Devonian Nisku formation at about 5,600 feet. KeyWest interests range from approximately 85% to 100%.

As previously disclosed, KeyWest believes the property holds significant upside potential for workovers and new development drilling.  In addition, there is upside for facilities expansion and waterflood optimization.  This purchase brings KeyWest’s current production to about 8,500 boepd which is 80% oil and 20% gas.

KeyWest is a rapidly growing junior oil and gas company with primary operations in central and southern Alberta.  The Company trades on the Toronto Stock Exchange under the symbol KWE.

Information Contact:

Harold V. Pedersen, President

Mary C. Blue, Executive Vice-President

(403) 261-2766